Exhibit 99.1

January 13, 2011

Mr. Harold L. Hickey

EXCO Resources, Inc.

12377 Merit Drive, Suite 1700, LB 82

Dallas, TX 75251

Dear Mr. Hickey:

As requested, Haas Petroleum Engineering Services, Inc. (hereinafter referred to as “HPESI”) has prepared an estimate of certain hydrocarbon Reserves owned by EXCO Operating Company, LP, EXCO Resources (PA), Inc. and EXCO Resources (WV), Inc., each of which are wholly owned subsidiaries of EXCO Resources, Inc. (hereinafter collectively referred to as “EXCO”) as of December 31, 2010. The properties examined in this report include Haynesville shale Reserves located in Louisiana and Texas, Marcellus shale Reserves located in Pennsylvania and West Virginia, and Huron shale Reserves located in West Virginia. Production data was generally available through 11/01/2010. The Reserves included in this examination represent 48 percent of EXCO’s total Proved Reserves. As of December 31, 2010, EXCO’s net shrunk Reserves, future net income (“FNI”), and net present worth discounted at 10 percent per annum (“NPV”) have been estimated to be as follows:

TABLE 1

	Net Reserves - As of 12/31/2010
Reserve Class/Cat	Oil & Condensate (bbl)	Natural Gas (Mcf)	FNI ($)	NPV Disc. @ 10% ($)
HAYNESVILLE
Proved Producing	—	180,414,844	542,792,250	390,896,469
Proved Non-Producing	—	6,972,513	21,224,000	16,316,992
Proved Behind Pipe	—	32,330,348	71,115,422	48,255,148
Proved Undeveloped	—	487,126,875	499,595,250	140,320,094

Total Haynesville	—	706,844,580	1,134,726,922	595,788,703

MARCELLUS
Proved Producing	—	7,503,745	19,932,484	12,762,333
Proved Non-Producing	—	159,529	207,409	145,230
Proved Undeveloped	—	2,732,423	1,772,594	(1,592,210)

Total Marcellus	—	10,395,697	21,912,487	11,315,353

BOSSIER – Proved Producing	—	2,569,523	7,074,191	4,850,822

HURON – Proved Producing	—	388,297	1,511,056	1,006,537

Grand Total	—	720,198,097	1,165,224,656	612,961,415

FNI is after deducting estimated operating and future development costs, severance and ad valorem taxes, but before Federal income taxes. Total net Proved Reserves are defined as those natural gas and hydrocarbon liquid Reserves to EXCO’s interests after deducting all royalties, overriding royalties, and reversionary interests owned by outside parties that become effective upon payout of specified monetary balances. All Reserves estimates have been prepared using standard engineering practices generally accepted

EXCO Resources, Inc.

January 13, 2011

by the petroleum industry and conform to guidelines developed and adopted by the United States Securities and Exchange Commission (“SEC”). Natural gas Reserves are expressed in thousand standard cubic feet (“Mcf”) at the contractual pressure and temperature bases.

RESERVES ESTIMATE METHODOLOGY

The Reserves estimates contained in this report have been prepared using standard engineering practices generally accepted by the petroleum industry. Decline curve analysis was used to estimate the remaining Reserves of pressure depletion reservoirs with enough historical production data to establish decline trends. Non-producing Reserves were estimated using a combination of volumetric analysis, and research of analogous reservoirs. The maximum remaining Reserves life assigned to wells included in this report is 50 years. This report does not include any gas sales imbalances.

In the process of preparing EXCO’s Reserves estimates, we have relied upon data furnished by EXCO related to historical production rates, pressure data, core data, geologic structure and isopach maps, and well logs. We accepted the data as presented unless, in the course of our review, something came to our attention regarding the validity or sufficiency of the data. In such a case, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto, or had independently verified such information or data.

RESERVES CLASSIFICATION

The Reserves estimates contained in this report conform to guidelines specified by the SEC. A complete discussion of the Reserves classification definitions can be found on the United States Government Printing Office website (www.gpoaccess.gov).

The SEC requires a development plan be in place for these assets. This reserve report defines a budget for that development plan, but HPESI makes no representation about the company’s ability to fund this development.

COMMODITY PRICES

Pursuant to SEC guidelines, the cash flow projections in this report utilize the unweighted 12 month arithmetic average of the first-day-of month natural gas prices for January through December 2010 for natural gas delivered at Henry Hub, as published in Platts Gas Daily. This unweighted arithmetic average cash market price for natural gas delivered at Henry Hub during this time period is $4.38 per MMBTU. The Henry Hub price was held constant throughout the life of the wells and is adjusted for BTU content, basis differentials, and marketing costs, resulting in a weighted average net price of $4.12 per Mcf. These natural gas pricing adjustments were provided by EXCO and accepted as presented. HPESI verified the reasonableness of EXCO’s pricing models using accounting data furnished by EXCO.

OPERATING EXPENSES & CAPITAL COSTS

Where possible, the lease operating costs used in this evaluation represent the average of recent historical monthly operating costs. In cases where historical costs were not available or deemed to be unreliable, operating costs were estimated based on knowledge of analogous wells producing under similar conditions. The lease operating expenses in this report represent field level operating costs and only include COPAS charges for properties that are not operated by EXCO.

Capital costs were estimated using the average of recent historical drilling and completion expenses. In cases where historical costs were not available or deemed to be unreliable, Authority for Expenditure (“AFE”) documents were used. AFE documents provided by EXCO have been checked for reasonableness. For the purpose of this report, salvage value for each project was assumed to be equal to the abandonment costs.

EXCO Resources, Inc.

January 13, 2011

DISCLAIMERS

All information pertaining to the operating expenses, prices, and the interests of EXCO in the properties appraised has been accepted as represented. It was not considered necessary to make a field examination of the appraised properties. Data used in performing this appraisal were obtained from EXCO, public sources, and our own files. Supporting work papers pertinent to the appraisal are retained in our files and are available to you or designated parties at your convenience. In preparing our estimates of Proved Reserves, we used all methods and procedures as we considered necessary under the circumstances to prepare this report.

It was beyond the scope of this HPESI report to evaluate the potential environmental liability costs from the operation and abandonment of these properties. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the forecasts presented herein.

The Proved Reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered; and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the product prices and the costs incurred in recovering these Reserves may vary from the price and cost assumptions in this report. In any case, quantities of Proved Reserves may increase or decrease as a result of future operations.

HPESI is independent with respect to EXCO as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

We appreciate this opportunity to have been of service and hope that this report will fulfill your requirements.

Respectfully submitted,

Haas Petroleum Engineering Services, Inc.
F-0002950

/s/ Robert W. Haas, P.E.

/s/ W. Brent Haas, P.E.

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